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Attn:	Joshua Shainess

Perry Hindin

Office of Mergers and Acquisitions

Re:	Aimmune Therapeutics, Inc.

Schedule 14D-9 filed September 14, 2020, as amended September 21, 2020

Filed September 14, 2020

File No. 005-88972

Schedule 13E-3 filed September 14, 2020, as amended September 21, 2020

Filed by Aimmune Therapeutics, Inc.

File No. 005-88972

Ladies and Gentlemen:

On behalf of our client, Aimmune Therapeutics, Inc. (“Aimmune” or the “Company”), we submit this letter setting forth the responses of Aimmune to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2020 (the “Comment Letter”) with respect to the Schedule 14D-9 and Schedule 13-E3, each filed with the Commission by Aimmune on September 14, 2020. Concurrently with the filing of this letter, Aimmune has filed Amendment No. 3 to the Schedule 14D-9 (the “14D-9 Amendment”) and Amendment No. 3 to the Schedule 13E-3 (the “13E-3 Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Schedule 14D-9

Tender Offer and Merger, page 1

1.

Your disclosure defines “Unaffiliated Security Holders” to mean the stockholders of Aimmune other than Nestlé and its affiliates. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise us whether the term “Unaffiliated Security Holders” applies to any other directors and officers of Aimmune or its affiliates and revise your disclosure accordingly).”

September 29, 2020

Response: The Company acknowledges the Staff’s comment, but notes that the term used in the Schedule 14D-9 is “Unaffiliated Stockholders” and not “Unaffiliated Security Holders” (the latter being the term used in Item 1014 of Regulation M-A).

The purposes of the defined term in the Schedule 14D-9 is to define the group of stockholders that would be receiving the offer – namely, all of the stockholders other than Nestlé and its affiliates. Such defined term is not intended to exclude the Company’s directors and officers, other than Greg Behar, who is a member of Aimmune’s board of directors and also Chief Executive Officer of Nestlé Health Science, a global business unit of Nestlé S.A. Moreover, the determination of fairness by the Independent Directors and the Company’s Board (excluding Mr. Behar) was made in relation to the stockholders of the Company excluding Nestlé and its affiliates, without further exclusion of any directors and officers of the Company.

The Company acknowledges the definition of “unaffiliated security holders” and “affiliates” as used in Item 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(1), respectively, but notes that the affiliation of Nestlé and its affiliates (including Mr. Behar) to the Company gives rise to the applicability of a Rule 13e-3 transaction, given Nestlé and Mr. Behar’s relationship to the Company. Because the other directors and officers are not affiliated with Nestlé, such directors and officers were not excluded from such definition or terminology; their interests are aligned with the other stockholders of the Company, not with Nestlé or its affiliates.

The Company acknowledges the Staff’s comments and revised the disclosure set forth in “Item 2. Identity and Background of Filing Person” and in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” of the Schedule 14D-9.

Item 4. The Solicitation or Recommendation. Background of the Offer, Page 16

2.

We note references on pages 18 and 23 to the financial advisors’ preliminary financial analyses in connection with their respective fairness opinions. Please be advised that such materials fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Lazard and J.P. Morgan, whether oral or written, preliminary or final, constitutes a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent not already disclosed or filed as an exhibit, please revise to summarize all the presentations made by Lazard and J.P. Morgan.

Response:

Preliminary Discussion Materials Provided on August 25, 2020

The respective materials provided by Lazard and J.P. Morgan to the Independent Directors on August 25, 2020 were, in all material respects, simply preliminary versions of the final materials provided three days later (other than certain communications therein which are tactical in nature) and, as such, were also not considered material by the Independent Directors in their decision to accept the final offer presented by Nestlé. Furthermore, all material components of the

September 29, 2020

preliminary financial analyses reviewed by Lazard and J.P. Morgan with the Independent Directors on August 25, 2020 are embodied in the August 28, 2020 presentations that are attached as Exhibits (c)(3) and (c)(4) to the Schedule 13E-3 respectively and described in the Schedule 14D-9. Accordingly, the filing of such materials as exhibits to the Schedule 13E-3 would be duplicative and would not provide any additional or different material information that is materially related to the Offer Price or the potential transaction. As further noted below, the disclosure of the tactical information in such materials would also unduly prejudice the Company. Nevertheless, per the Staff’s request, the Company has included a description of the August 25, 2020 materials on page 23 of the Schedule 14D-9 in Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer.

Preliminary Discussion Materials Provided on July 13, 2020

Materials Not Created to Assess Fairness

The Company respectfully informs the Staff that the preliminary discussion materials referred to on page 18 were provided by Lazard to the Independent Directors on July 13, 2020 for purposes of discussions related to a potential waiver of the restrictive terms of the Standstill Agreement binding on Nestlé; the objective of the discussions (and the purpose for which such materials were prepared), was to evaluate the sufficiency of threshold indicative values to decide whether to commence with further exploratory discussions. A financial analysis undertaken with a view towards assessing such threshold sufficiency is necessarily different from one undertaken to assess the fairness of the Offer Price.

Materials Center Around Tactical Advice

Relatedly, the materials were created by Lazard with a focus on tactical advice offered by a financial advisor to its client in light of the potential commencement of preliminary discussions with Nestlé. The Company does not believe that Item 1015 requires disclosure of such communications between a party to a Rule 13e-3 transaction and its financial advisor of the type that occurred between Lazard and the Independent Directors on July 13, 2020, and this view is consistent with long-standing disclosure practices in Schedule 13E-3 transactions generally. To require otherwise would be to unduly constrain the means by which an investment bank can provide legitimate tactical advice to its client with no demonstrable benefit to public stockholders and to prejudice the Company relative to any third party considering making a bid prior to the consummation of the proposed transaction.

Financial Analyses Based on Irrelevant Projections

Lastly, the analyses discussed with the Independent Directors on July 13, 2020 were based on projections which became irrelevant at the time the Independent Directors assessed and approved the Offer Price on August 28, 2020. In particular, the various assumptions and estimates reflected in the probability-adjusted cash flow projections regarding the Company on a standalone basis prepared by the Company during the second quarter of 2020, which were utilized in the analyses, reflected an unusual amount of uncertainty due to unusual market volatility in connection with COVID-19. The Independent Directors were advised of the uncertain nature of the foregoing discussion materials at the time of discussion, and the projections were subsequently superseded by the Company Projections for financial analyses purposes. Indeed, as of the dates of subsequent discussions between Lazard and the Independent Directors with respect to the Offer Price, such projections no longer reflected the most reasonable assumptions, estimates and judgments by the Company management as of such subsequent dates.

September 29, 2020

For each of the reasons above, the July 13, 2020 preliminary discussions were not (nor were they intended to be) a report, opinion or appraisal materially related to the Rule 13e-3 transaction at issue. Nor were such materials, which were prepared to assist with the Independent Directors’ decision to waive terms of the Standstill Agreement and based on outdated assumptions and estimates, relied upon by the Independent Directors in making certain critical decisions related to the Offer Price or the potential transaction disclosed under the Schedule 14D-9 and related to the Rule 13e-3 (including the decision more than one month later on August 28, 2020 to accept the offer presented by Nestlé, following presentations by the Financial Advisors of financial analyses based on the Company Projections and other then-current market data and information). The Company believes that this analysis is supported by experts and market practice in this area generally. For example, in one treatise on Schedule 13E-3 transactions, practitioners state, “There is little doubt that the Item is aiming at reports prepared by financial advisers for purposes of providing a fairness opinion on a particular transaction.” Arthur M. Borden and Joel A. Yunis, Going Private. New York: Law Journal Seminars-Press 1982- 2006, §12.18, pp. 12-44 (emphasis added).

The filing of such materials as exhibits to the Schedule 13E-3 would not provide any material information that is materially related to the Offer Price or the potential transaction, and would only serve to mislead and confuse, and is of no demonstrable benefit to, public stockholders. The Company notes that the Staff’s stated position that “[e]ach presentation, discussion, or report held with or presented by Lazard and J.P. Morgan, whether oral or written, preliminary or final, constitutes a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A” is not supported by any authority and that the Staff has not consistently applied this position in prior transactions. Indeed, we are aware that the Staff in other 13e-3 transactions has not required the filing or summarizing of earlier presentations by financial advisors which were superseded by subsequent presentations recognizing that overwhelming investors with repetitive and/or duplicative summaries and materials does not aid investors in understanding the material financial analyses of the transaction they are being asked to consider. In that regard, we respectfully submit that the financial advisory materials relating to the August 28, 2020 meeting of the Independent Directors which have been filed and summarized in detail, are the materials most relevant to investors evaluation of the Transaction. Nevertheless, in response to the Staff’s comment, the Company has included a description of the July 13, 2020 discussion materials on page 18 of the Schedule 14D-9 in Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer.

Reasons for the Recommendation of the Company Board, page 25

3.

We note that the Independent Directors, and not the Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. Please provide the disclosure required by Item 1014(a) of Regulation M-A. Refer to Item 8 of Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” of the Schedule 14D-9.

September 29, 2020

4.

Refer to the preceding comment. The disclosure provided in response to the preceding comment should also include a discussion of the material factors relied upon by the Board to reach such a conclusion. To the extent applicable, the Board may expressly adopt the analysis and conclusions of the Independent Directors. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: The Company acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” of the Schedule 14D-9.

Supportive Factors Regarding Fairness, page 29

5.

The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the Board expressly adopts the analyses and discussion of the Independent Directors as its own, please revise this section to either include the factors described in clauses (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: The Company acknowledges the Staff’s comments in regards to the factors described in clauses (vi) of Instruction 2 to Item 1014 and Item 1014(c), and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer” and “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Fairness of the Offer—Potentially Negative Factors” of the Schedule 14D-9.

Opinions of the Company’s Financial Advisors Opinion of

Lazard Frères & Co. LLC Miscellaneous, page 44

6.

Please revise to quantify the compensation received by Lazard in the past two years with respect to the additional investment banking services described in this paragraph. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully informs the Staff that the disclosures with respect to additional investment banking services provided to L’Oréal S.A. or its subsidiaries (collectively, “L’Oréal”) were made so as to provide comprehensive information in the Schedule 14D-9 and not because such disclosure was required under Item 1015(b)(4) of Regulation M-A; accordingly, the Company respectfully submits that no further disclosure is required.

Relationship Between Lazard and L’Oréal is Immaterial to Unaffiliated Stockholders

Item 1015(b)(4) requires disclosure of any relationship between an outside party and the subject company or its affiliates if such relationship would be material. It is generally understood that the purpose of disclosures under Item 1015(b)(4) of Regulation M-A is to provide stockholders with all material information which relates to the independence and objectivity of the outside party rendering the advice. See, e.g., In re FSC Corp., Exchange Act Release No. 17892, § I. (June 25, 1981). Accordingly, Item 1015(b)(4) requires disclosure of any relationship between an outside

September 29, 2020

party and the subject company or its affiliates that is material to the stockholders with respect to an assessment of such outside party’s independence and objectivity. In this case, the relationship between Lazard and L’Oréal is immaterial to Unaffiliated Stockholders, for such relationship has no bearing on Lazard’s ability to independently and objectively assess the financial fairness of the Offer Price in the proposed transaction with Nestlé.

In short, L’Oréal has no economic or voting interests or any governance rights in the Company, Nestlé or any of their affiliates. It does not own, and has never owned, any material equity interests in the Company, Nestlé or any of their affiliates, and has never nominated, designated or otherwise appointed any members of the Aimmune Board or any Board of Directors or similar governing bodies of Nestlé or any of its affiliates. In addition, L’Oréal does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to nominate, designate or otherwise appoint anyone to the Aimmune Board or any Board of Directors or similar governing bodies of Nestlé or any of its affiliates. L’Oréal also does not have the ability to control proxy machinery or to secure sufficient proxies to direct the policies and management of the Company, Nestlé or any of their affiliates.

L’Oréal’s tenuous connection to the transaction at issue stems from the fact that Nestlé holds a minority stake in L’Oréal. The Company does not believe that Lazard’s independence and objectivity would be compromised by virtue of Lazard’s provision of investment banking services to an investee of the potential acquirer with no economic or voting interests in the Company, Nestlé or any of their affiliates or that this provision of services would constitute a relationship that would be material to the Unaffiliated Stockholders. As noted in the section entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation,” the Independent Directors determined on July 21, 2020 following the disclosure of Lazard’s relationship with L’Oréal that Lazard could provide unbiased advice.

L’Oréal is Not an Affiliate of the Company

In addition, the Company respectfully submits after careful consideration that L’Oréal is not an affiliate of the Company. As noted above, L’Oréal does not have the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise, per Rule 12b-2 under the Exchange Act.

Furthermore, the Company and L’Oréal are not under the common control of Nestlé, since Nestlé is a minority stockholder of both companies. As disclosed in the Schedule 14D-9, Nestlé and/or its affiliates are minority stockholders of the Company and beneficially owned as of September 10, 2020 approximately 19.5% of the Shares. Nestlé beneficially owns an approximate 23.29% stake in L’Oréal as of the date hereof. The Bettencourt family, through its approximate 33.27% ownership, maintains the controlling interest in L’Oréal. Only two Nestlé representatives serve on the L’Oréal Board of Directors, which consist of 14 members. Only one Nestlé representative serves on the Aimmune Board, which consists of eight members.

September 29, 2020

Accordingly, the Company respectfully submits that no further disclosure should be added to the Schedule 14D-9.

Company Management’s Unaudited Prospective Financial Information Early Long-Term Projections, page 46

7.

We note your disclaimer indicating that management based its projections on numerous assumptions. Please revise to disclose such variables and assumptions with specificity. For example, disclose the specific assumptions made with respect to the impact of COVID-19 on the Company’s Palforzia treatment.

Response: The Company acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Company Management’s Unaudited Prospective Financial Information—Early Long-Term Projections” of the Schedule 14D-9.

*    *    *    *

September 29, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 463-3067 or my colleague, Brett Urig, at (714) 755-8278.

Very truly yours,

/s/ Patrick Pohlen
Patrick Pohlen of LATHAM & WATKINS LLP

cc:	Douglas Sheehy, General Counsel and Secretary, Aimmune Therapeutics, Inc.

Luke Bergstrom, Esq., Latham & Watkins LLP

Brett Urig, Esq., Latham & Watkins LLP